Exhibit (d)(3)

INVESTMENT ADVISER

FEE WAIVER AGREEMENT

This Investment Adviser Fee Waiver Agreement (the “Agreement”) is made effective as of December 31, 2010 (the “Effective Date”), between the Cavanal Hill Funds, a Massachusetts business trust (the “Trust”), having an office at 3435 Stelzer Road, Columbus, OH 43219-3035, and Cavanal Hill Investment Management, Inc., an Oklahoma corporation (the “Adviser”), having an office at One Williams Center, 15th Floor, Tulsa, OK 74172-0172.

WHEREAS, the Trust is registered as an open-end, diversified, management investment company under the Investment Company Act of 1940, as amended, that consists of nine separate funds offered in various classes (the “Funds”) as of the Effective Date; and

WHEREAS, the Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, and serves as investment adviser for the Trust pursuant to that certain Investment Advisory Agreement dated May 12, 2001, between the Funds’ and the Adviser’s predecessors in interest (the “Investment Advisory Agreement”);

WHEREAS, the Adviser is entitled to receive the Investment Advisory Fees described in Schedule A in accordance with the Investment Advisory Agreement;

WHEREAS, the Trust and the Adviser have from time to time entered into contractual agreements and voluntary arrangements whereby the Adviser has agreed to waive, cap or otherwise limit the fees that it would otherwise be entitled to under the Investment Advisory Agreement;

WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interest of the Trust and its shareholders to maintain the investment advisory expenses of the Funds at a level below the level to which the Funds may legally be subject.

NOW THEREFORE, in consideration of the premises and mutual covenants herein contained, it is agreed between the parties hereto as follows:

1.     Prior Agreements.

This Agreement supersedes and replaces all prior agreements (whether contractual or voluntary, “Prior Agreements”) between the Trust and the Adviser to the extent that any such prior agreement limits, caps or waives the fees otherwise due to the Adviser pursuant to the Investment Advisory Agreement. In all other respects, the Prior Agreements shall remain in full force and effect, unless any such Prior Agreement is rendered moot as a result of this Agreement.

2.     Waivers.

The Trust and the Adviser hereby agree that the Waivers described in Schedule A shall apply to the Funds.

3.     Term and Termination.

This Agreement shall become effective on the Effective Date and, unless sooner terminated as provided herein, this Agreement shall continue in effect until December 30, 2011, and thereafter shall continue in effect for successive periods of twelve months. This Agreement may be terminated only upon the written agreement of the Trust and the Adviser; provided, however, this Agreement will automatically terminate with respect to any Fund (or class) upon termination of the Investment Advisory Agreement for such Fund (or class).

4.     Future Waivers.

This Agreement shall not limit or control any future decision by the Adviser to grant a voluntary waiver to any of the Funds.

5.     Interpretation.

Nothing herein contained shall be deemed to require the Adviser, the Trust or any Fund (or class) to take any action contrary to the Trust’s Declaration of Trust or Bylaws, each as in effect from time to time, or any applicable statutory or regulatory requirement, including without limitation any requirements under the 1940 Act, to which it is subject or by which it is bound, or relieve or deprive the Trust’s Board of Trustees of its responsibility for or control of the conduct of the affairs of the Trust or the Fund.

6.     Entire Agreement; Amendment.

This Agreement constitutes the entire agreement between the parties with respect to the subject matter herein. This Agreement may be amended only by a written instrument signed by each of the parties hereto.

A copy of the Agreement and Declaration of Trust of the Trust, as amended, file with the Secretary of The Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Trustees of the Trust as Trustees and not individually, and that the obligations of or arising out of this instrument are not binding upon any of the Trustees or shareholders individually but are binding only upon the assets and property of the Trust.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunder duly authorized, effective as of the Effective Date.

Cavanal Hill Investment Management, Inc.	Cavanal Hill Funds On behalf of the Funds listed in Schedule A

By: /s/ J. Brian Henderson Name: J. Brian Henderson Title: Senior Vice President	By: /s/ Jim L. Huntzinger Name: Jim L. Huntzinger Title: Executive Vice President

Schedule A
To the Investment Adviser Fee Waiver Agreement

Fund	Share Class	Ticker	Investment Advisory Fee (Annual rate in one- hundredths of one percent of average daily net assets)	Waiver (Annual rate in one- hundredths of one percent of average daily net assets)
Cavanal Hill Tax-Free Money Market Fund	Administrative	APBXX	15	10
	Service	APDXX	15	10
	Institutional	APEXX	15	10
	Select	AIFXX	15	10
	Premier		15	10
Cavanal Hill U.S. Treasury Money Market Fund	Administrative	APGXX	15	10
	Service	APJXX	15	10
	Institutional	APKXX	15	10
	Select		15	10
	Premier		15	10
Cavanal Hill Cash Management Fund	Administrative	APCXX	15	10
	Service	APFXX	15	10
	Institutional	APHXX	15	10
	Select		15	10
	Premier		15	10
Cavanal Hill Intermediate Tax-Free Bond Fund	No Load Investor	APTFX	55	35
	Institutional	AITEX	55	35
Cavanal Hill Short Term Income Fund	No Load Investor	APSTX	55	40
	Institutional	AISTX	55	40
Cavanal Hill Intermediate Bond Fund	No Load Investor	APFBX	55	35
	Institutional	AIFBX	55	35
Cavanal Hill Bond Fund	No Load Investor	APBDX	55	35
	Institutional	AIBNX	55	35
Cavanal Hill Balanced Fund	No Load Investor	APBAX	74	39
	Institutional	AIBLX	74	39
Cavanal Hill U.S. Large Cap Equity Fund	No Load Investor	APEQX	69	29
	Institutional	AIEQX	69	29